

16013738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mission Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

314 W. Superior, Suite 200
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Josef Guzowski 312-260-3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacke Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Josef Guzowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mission Capital LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
PASQUALE C GILARDI
Notary Public - State of Illinois
My Commission Expires Sep 30, 2018

Signature

Manager

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 – 12



Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Managing Member
Old Mission Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Old Mission Capital, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Old Mission Capital, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 26, 2016

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Old Mission Capital, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	316,756
Receivable from clearing broker		32,643,367
Financial instruments		938,382,276
Property and equipment (net of accumulated depreciation of $156,189)		368,084
Other assets		98,362
Total assets	$	971,808,845
Liabilities and Member's Capital		
Liabilities		
Financial instruments sold, not yet purchased	$	875,218,116
Accounts payable and accrued expenses		1,566,712
Liabilities subordinated to claims of general creditors		15,000,000
Total liabilities		891,784,828
Member's capital		80,024,017
Total liabilities and member's capital	$	971,808,845

See Notes to Financial Statements.

Note 1. Description Of Business and Summary of Significant Accounting Policies

Description of Business: Old Mission Capital, LLC, an Illinois limited liability company (the Company), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Chicago Stock Exchange, with its office of operations located in Chicago, Illinois and New York, New York. The Company is wholly owned by Old Mission Group, LLC (Parent), and the Parent is the managing member of the Company. The Parent is a Delaware limited liability company that is also the Parent of Old Mission Trading, LLC.

Management Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash - Restricted : Cash - restricted consists of amounts deposited into a separate account as required by the Financial Industry Regulatory Authority (FINRA). These deposits are used for expenses incurred for filing and registration fees. There is no minimum balance requirement on this account; however, it must always have a positive balance. These funds are included in other assets on the statement of financial condition.

Due to/from Clearing Broker: Receivables from and payables to clearing organizations consist of cash accounts, amounts borrowed on margin, amounts owed or collectible on unsettled transactions and dividends payable or receivable. Futures contracts traded on a national securities exchange are included in the receivables from and payables to clearing organizations and are valued at the last reported sales price at December 31, 2015. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Property and Equipment: Property and equipment consists of computer equipment, furniture and leasehold improvements that are recorded at their cost. These are depreciated over their estimated useful lives.

Deposits: The Company is required to maintain a $10,000 "good-faith" escrow deposit required by its outside clearing broker. This deposit is included in other assets on the statement of financial condition.

Revenue Recognition: The Company buys and sells securities and derivatives for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, and related expenses are presented net on the statement of income. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and derivative transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Dividends and Interest: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Rebates: Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and are included net within regulatory and exchange fees and expenses on the statement of income.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes: The Company is a disregarded entity for tax purposes as it is wholly-owned by its Parent. As such, the Company does not pay Federal or state income taxes on its taxable income. The Parent is a limited liability company whose members are liable for Federal and state income taxes on their proportionate share of the Company's taxable income.

GAAP requires management to evaluate income tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain income tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the income tax positions taken by the Company, and has concluded that as of December 31, 2015, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service and other taxing authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

Foreign Taxes: The Company pays withholding taxes to other countries on certain income.

Short Sales: The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

Recent Accounting Pronouncement: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 by one year for public companies. ASU 2015-14 applies to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its financial statements.

Note 2. Receivable from Clearing Brokers

Receivable from clearing brokers at December 31, 2015, consist of the following:

	Receivable
Cash	$ 29,595,273
Payable to broker	(88,500,638)
Unsettled transactions	87,394,011
Dividend receivable	242,948
Futures - open trade equity, net	3,911,773
	$ 32,643,367

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or a liability.

The three levels of the fair value hierarchy are described below:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
>
> Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.
>
> Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national best bid/offer. The fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

Foreign currency spot forward contracts are traded on the over the counter (OTC) market. The fair value for the forward contracts are valued using third-party observable market data. These forward contracts are generally categorized in Level 2 of the fair value hierarchy.

Contracts for differences are traded on the OTC market. The fair value of contracts for differences is derived by taking the difference between the quoted price of the underlying security and the contract price. Contracts for differences are generally categorized in Level 2 of the fair value hierarchy.

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2015, using the fair value hierarchy:

	Total	Level 1	Level 2
Assets			
Financial instruments owned:			
Equity securities	$ 881,148,076	$ 881,148,076	$ -
Options on equities	55,090,400	55,090,400	-
Contracts for difference	1,965,606	-	1,965,606
Forward contracts, net	178,194		178,194
Receivable from broker-dealer:			
Futures - open trade equity	3,911,773	3,911,773	-
Total assets at fair value	$ 942,294,049	$ 940,150,249	$ 2,143,800
Liabilities			
Financial instruments sold, not yet purchased:			
Equity securities	$ 631,809,981	$ 631,809,981	$ -
Options on equities	243,408,135	243,408,135	-
Total liabilities at fair value	$ 875,218,116	$ 875,218,116	$ -

The Company assesses the levels of securities at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer.

The Company had no transfers during the year. The Company had no Level 3 assets or liabilities at December 31, 2015.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Financial Instruments

Derivatives : Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, certain options and contracts for difference, are based on quoted market prices.

Derivatives used for economic hedging purposes are mainly futures. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined in the FASB Accounting Standards Codification (ASC) 815, Derivatives and Hedging, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Fair values of forwards, contracts for difference and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open trade equity in futures transactions are recorded as receivable from and payable to clearing broker, as applicable.

Statement of Financial Condition Tabular Disclosures

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2015. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk	Derivative Assets	Derivative Liabilities
Equity prices		
Futures contracts	$ 5,188,342	$ (1,276,569)
Contract for difference	4,388,695	(2,423,089)
Equity options	55,090,400	(243,408,135)
Foreign currency exchange rate		
Forward contracts	28,497,925	(28,319,731)
	$ 93,165,362	$ (275,427,524)

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement or similar agreement.

As of December 31, 2015, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law.

Note 4. Financial Instruments (Continued)

The following table provides disclosure regarding the potential effect of offsetting of derivative liabilities presented in the statement of financial condition.

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset		
				Financial Instruments	Collateral Received / Pledged	Net Amount
Assets						
Derivative						
Futures contracts	$ 5,188,342	$ (1,276,569)	$ 3,911,773	$ -	$ -	$ 3,911,773
Contracts for difference	4,388,695	(2,423,089)	1,965,606	-	-	1,965,606
Equity options	55,090,400	-	55,090,400	-	-	55,090,400
Forward contracts	28,497,925	(28,319,731)	178,194	-	-	178,194
Liabilities						
Derivative						
Futures contracts	$ 1,276,569	$ (1,276,569)	$ -	$ -	$ -	$ -
Forward contracts	28,319,731	(28,319,731)	-	-	-	-
Contracts for difference	2,423,089	(2,423,089)	-	-	-	-

Note 5. Summary of Off-Balance Sheet Risks

Financial Instruments: The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Financial Futures Contracts: The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin," are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Note 5. Summary of Off-Balance Sheet Risks (Continued)

Forward Contracts: The Company enters into forward contracts to hedge itself against foreign currency exchange risk for its foreign currency denominated assets and liabilities due to adverse foreign currency fluctuations against the U.S. dollar, and to manage the price risk associated with its commodity portfolio positions.

Forward currency and commodities transactions are contracts or agreements for delayed delivery of specific currencies and commodities in which the seller agrees to make delivery at a specified future date of specified currencies and commodities. Risk associated with forward currency and commodities contracts are the inability of the counterparties to meet the terms of their contracts and movements in fair value and exchange rates. Gains and losses on forward currency and commodities transactions are recorded based on changes in fair values and are included with net realized and unrealized gain (loss) on derivative contracts as net trading gains and losses in the statement of income.

Options: The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Contracts for Difference: The Company enters into contracts for differences arrangements with broker-dealers. Contracts for differences arrangements involve an agreement by the Company and a counterparty to exchange the difference between the opening and closing price of the position underlying the contract, which is generally an equity security. Therefore, amounts required for the future satisfaction of the contracts for differences may be greater or less than the amount recorded.

Margin: The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Concentrations of Credit Risk: The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5. Summary of Off-Balance Sheet Risks (Continued)

Cash: The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits. The Company has not incurred any losses on these accounts in the past and does not expect any such loss in the future.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Note 6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2015, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options' positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7. Commitments

The Company leases space in Chicago, Illinois under a non-cancelable operating lease that expires in December 2018, and requires a security deposit in the amount of $55,685.

Future minimum lease payments are as follows as of December 31, 2015:

	Amount
2016	$ 201,736
2017	205,895
2018	210,055
	$ 617,686

The Company also leases space in New York, New York under a non-cancelable operating lease that expires in October 2018, and requires a deposit in the amount of $22,290. The Company has a letter of credit totaling $22,290 to satisfy the office lease deposit requirement. This letter of credit is collateralized by cash.

Future minimum lease payments are as follows as of December 31, 2015:

2016	$ 89,160
2017	89,160
2018	74,300
	$ 252,620

Note 8. Employee 401(k) Savings Plan

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code covering substantially all salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 9. Related-Party Transactions

The Company has entered into an expense sharing arrangement with its affiliated company, Old Mission Trading, LLC. Under the agreement the Company pays all monthly and expenses and is subsequently reimbursed by Old Mission Trading, LLC. There are no current receivables or payables between the Company and Old Mission Trading, LLC at December 31, 2015.

The Company entered into a computer leasing agreement with Old Mission Hardware, LLC during 2015. As of December 31, 2015, $278,423 was still outstanding and payable to Old Mission Hardware, LLC. This amount is included in the total accounts payable reported on the statement of financial condition.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company is engaged in market maker activities which, as provided by the Rule, requires the Company to maintain minimum net capital equal to $2,500 for each security in which it makes a market with a limit of $1,000,000. The Company uses the greater of the minimum net capital requirement per the computation of the aggregate indebtedness or the market maker standard. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2015, the Company had net capital of $47,208,510, which was $46,208,510 in excess of its required net capital of $1,000,000. The Company's percentage of aggregate indebtedness to net capital was 3.24 percent.

There are no capital distributions currently anticipated to be made during the six months after December 31, 2015, other than the potential distributions of profits.

Note 11. Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement with Goldman Sachs Lending Partners, LLC on October 9, 2015. The Company received a $15,000,000 loan that matures on October 14, 2016. Interest is payable monthly in arrears at the rate of prime plus two percent per annum on the unpaid balance. The subordinated borrowings constitute part of the Company's net capital under the Rule and may be repaid only if the Company continues to meet minimum net capital and other prepayment and repayment requirements as defined in Rule 15c3-1 of the Rule after giving effect to such prepayment or repayment and after receipt of approval from the SEC and other regulatory bodies to make such payment.

Note 12. Subsequent Events

Management has evaluated all known subsequent events from December 31, 2015, to the date the accompanying financial statements were issued, and is not aware of any material subsequent events occurring during the period that have not been properly disclosed in the notes to the financial statements.

Old Mission Capital, LLC

Statement of Financial Condition
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17-a5(d) under the Securities Exchange Act of 1934.